Exhibit 99.1

EHang Announces Appointment of Co-Chief Operating Officer

GUANGZHOU, China, April 9, 2024 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading urban air mobility (“UAM”) technology platform company, today announced that the Board of Directors of the Company (the “Board”) has appointed Mr. Zhao Wang as the Co-Chief Operating Officer (“Co-COO”) of the Company, effective on April 9, 2024. The Company’s management team will jointly lead EHang into next phase of growth for commercial operations following the groundbreaking achievements that EH216-S has obtained the world’s first type certificate (“TC”), production certificate (“PC”) and standard airworthiness certificate (“AC”) for passenger-carrying pilotless eVTOL aircraft issued by the Civil Aviation Administration of China.

Mr. Wang will be in charge of EHang’s business operations, with a focus on business development, product sales, marketing, commercial operations for UAM services. He will report to Mr. Huazhi Hu, the Founder, Chairman and CEO of EHang.

With a distinguished career spanning over two decades, Mr. Wang has extensive experience and expertise in information technology (“IT”) and operations management, and a proven track record for success in integrating these technologies into cultural tourism projects and related management for large corporations, business operations and strategic leadership.

Prior to joining EHang, Mr. Wang worked for Antaeus Group, a Chinese group enterprise with cross-industry services in resort, film and art, as the Chief Executive Officer (“CEO”) of Mangrove Tree Technology Group from June 2020 to March 2024. He played a pivotal role in driving digital transformation initiatives and planning business operations for several super-large-scale resorts in China, including the deployment of intelligent operational and management system platforms and introducing self-driving vehicles in air as well as on the ground and water to resorts. Prior to that, Mr. Wang was CEO at an IT consulting firm Beijing Ganlan Technology Development Co., Ltd. from August 2017 to June 2020. Between October 2008 and August 2017, Mr. Wang served in several executive positions at Antaeus Investment Group and was in charge of platform development, operation and management for cultural tourism projects and digital film industries. From December 2006 to October 2008, Mr. Wang served as technology manager in Sohu.com and led the architecture design of the website information system for the 2008 Summer Olympic Games in Beijing. Mr. Wang also participated in the development of information system for the 2004 Summer Olympic Games in Athens. Mr. Wang holds a Bachelor’s degree in Computer Science and Technology from Tsinghua University.

Mr. Huazhi Hu, Founder, Chairman, and CEO of EHang, commented, “On behalf of the Board and the management team, I’m pleased to warmly welcome Mr. Wang to join our management team. Under the booming development of the low-altitude economy industry, in order to meet the growing market demand and commercial applications, we introduced a Co-COO to further strengthen our operations management and empower our rapid development in the stage of commercial operations after all the three certificates are secured. Mr. Wang’s wealth of experience and expertise in business operations for ‘technology plus cultural tourism’ alongside his proven leadership skills are invaluable to us, and fits well with EHang’s mission to bring our cutting-edge pilotless eVTOL technology into UAM uses including low-altitude tourism. We look forward to working closely with Mr. Wang in accelerating our growth into a new stage.”

Mr. Zhao Wang, Co-COO of EHang, commented, “I am delighted to join EHang as the Co-COO. I will bring my extensive experience in business operations and management in the technology, cultural and tourism fields, to accelerate the Company’s sales growth and business expansion in a new era of commercial operations following the certification of the passenger-carrying pilotless aerial vehicle EH216-S.”

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang’s EH216-S has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for passenger-carrying pilotless eVTOL aircraft issued by the Civil Aviation Administration of China. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Media Contact: pr@ehang.com

Investor Contact: ir@ehang.com

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